Invest in Scrap Connection / Tradefox

Technology Infrastructure Software Operations Crowdfunding

Business intelligence and trading tools for recycling industry professionals

TRADEFOX.CO MUSCLE SHOALS ALABAMA





Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market. We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and... more

Chris Yerbey Founder & CEO @ Scrap Connection / Tradefox

Why you may want to invest in us...

1. First Pick of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)
2. Revolutionizing the $250 billion market for recycling.
3. Potential to provide $200 million of value per year to companies that deal in recycling.
4. 110,000 new company profiles added since 2018.
5. More than 2,500 detailed Trade Reputation reports available for download.
6. Over 1 million shipments added in 2019 totaling more than $30 billion.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Yerbey

Founder & CEO

22 year industry veteran. Serial entrepreneur with 5 successful companies including 1 tech startup.



David Kelly

CTO

David wrote his first business application at age 16 and has now been crafting the technology that grows startups for almost three decades.



Brendan Jones

Operations Manager

Brendan very capably drives the company's day to day operations. Master of data.



Poonam Dhiman Bansal

Customer Support

Poonam works diligently to verify our quickly growing membership base. She's also responsible for the news, pricing and events for our community.



Elena Scherer

Director of Product & Design

Why people love us

Scrap Connection was my first pick amongst all other companies at Startup Bootcamp. It's a brilliant idea now put into practice. This is what this sector urgently needs: Trust, Reliability and Transparency

Eric de Groot

Owner and Founder, RevelX & Scrap Connection advisor & investor

The able team at Scrap Connection is headed by Mr. Chris Yerbey. He has always been a relationship builder, and the vision for the company looks great. I personally believe all vendors and scrap users should join and utilize Scrap Connection. It makes sourcing easier, with more competitive prices, and it's a great time saver.

Gautam Ganariwal

Owner, MS Agarwal Foundries Pvt. Ltd.

I think that people should join Scrap Connection, because Chris and his passioned team have a good view on how the scrap business will evolve in the near future into a more efficient and safe way of doing business using their trading platform.

Jacco Maas

Trader at Cronimet Holland

Scrap Connection for us brings together a guide, if you will, within the present and into the future of the metal recycling industry pricing, news and most importantly connections! We recommend anyone looking for verified, trustworthy and reliable scrap connections for ALL metal recycling aspects to join; in this business it's not what you know about the industry, it's who you know in the industry!

David Teows

General Manager, Tri County Scrap Metals, LLC

See more on Buzz

Some of our investors

WE'VE RAISED $1,938,555 FROM 2047+ INVESTORS SINCE OUR FOUNDING

Andrew Douglas VanderPloeg
Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate

Richard Stokvis
Interested in businesses that bring innovative healthcare solutions

Randy Kirk
Retired from government, started my own business, invested in Reg A start-ups, author of published book.

Rem Darbinyan
Founder of Smartclick AI: AI and Machine Learning Innovation Center

James Donnell
58, an auditor and former banker for past 20 years. Have become so interested in investing in start ups. My interests are in tech, medical companies primarily.

Sean Hanagan
I'm a corporate immigration lawyer interested in start up crowdfunding opportunities.

Joan Lanzagorta Pinol
Insurance expert and personal finance blogger.

Johnny Evans
Everyday person

Serge-Eric Tremblay
Kickstarter fan and product manager at Microsoft

along with 2038 other investors

In the news

Downloads

- Scrap market overview 2018 ISRI yearbook .pdf
- Scrap Connection Financial Statements- Reviewed 1 .pdf

Connect

- Search our database of over 110,000 companies
- Discover companies that match your needs with rich filters — location, materials, industry associations, and more
- Contact leads directly via Tradefox, or find contact information



Tradefox
Dashboard
Company trust reviews
Asim Brothers?
Unlocked Companies
COMMERCIAL METALS COMPANY
MUGHAL IRON & STEEL INDUSTRIES LTD
ALPERT & ALPERT IRON & METAL INC.
Trade reviews

What we're building

Premium company reports: rich data helps assessment of potential and current trading partners, and even competitors by analysing trading habits and history.

See a sample report below, or click here: https://tradefox.co/sample



Tradefox Report

ABC Trading, Inc.

Downloaded 16 January 2019 Page 1 of 6

Company type

Trader

SIC 3356 Rolling, Drawing, and Extruding of Nonferrous Metals, Except Copper and Aluminum

SIC 3357 Drawing and Insulating of

Locations

Head office +1 404 555 5555	123 Main Street NE, Atlanta, GA 30309 USA
Office 2 +1 304 555 5555	150032 Hwy 42, Burlington, WV 26710

	Nonferrous Wire
SIC 3363	*Aluminum Die-Castings*
SIC 3364	*Nonferrous Die-Castings, Except Aluminum*
SIC 3364	*Aluminum Foundries*
SIC 3364	*Copper Foundries*

Established
1973

Registration number
None given

Website
www.abctrading.com

People
201 - 500 total employees

Leadership
Leo Knight
CEO

2 employees on Tradefox

Chinmay Sarasvati
Account manager

Shadrias Pearson
Account Manager Metals

About

ABC Trading, Inc. is recognized as one of the leading metal recyclers in the Middle East established in 1973.

ABC Trading, Inc. is a family owned and operated business establishment. With more than four decades of experience in the field of metal recycling, the Group contributes to several industries worldwide through its diverse product offerings handled by a team of highly skilled and trained employees with multilingual capabilities.

ABC Trading, Inc. has strategically located operations in the Middle East, Far East and The Americas while maintaining Dubai as its Global Headquarters. The Group's strategic zones provide timely service to its national and international business partners with access to countless markets across the globe with a long term vision and an untiring perseverance.

ABC Trading, Inc. values long-term partnerships with its business partners with pride in its commitment as the key foundation of our corporate values.

SAMPLE



Our Deck

Who we are, what we're fixing, and how.


Tradefox
The Safest Way to Trade Recyclables


Tradefox
Our mission
What is Tradefox?
The Recyclables Market
The Benefits of Recycling

In-depth with Chris Yerbey, CEO

Chris Yerbey, founder of Tradefox / Scrap Connection, is interviewed by Ruud Hendriks, Co-founder of Startup Bootcamp.


CHRIS YERBEY
CEO TRADEFOX
Startupbootcamp

Years of experience and connections



Investor Q&A

— COLLAPSE ALL

What does your company do?

Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market. We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

Where will your company be in 5 years?

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies.

Why did you start Scrap Connection?

To fix some big problems.Our founder, Chris Yerbey, has been in the recycling business for over 22 years. He started out brokering, and later traded internationally. Over the years, he and his partner built up a very successful business, but as revenue increased so did their exposure to financial risks. Fraud, contract cancellations, and losses in settlement of quality claims plague every honest buyer, seller and broker of scrap materials. With experience in platform based technology gained from his previous startup, he had a unique cross-industry perspective on how to solve the very problems he was experiencing as a trader. Motivated to use his knowledge to help others avoid these types of losses, Chris founded Scrap Connection in 2012.

Why should I invest?

Two reasons:

Financial: Because you agree that Scrap Connection's solutions can provide massive financial value to the industry and that we have the team, knowledge and vision to make it happen. You expect a sound return on investment because of this.

Personal:Because you're sick of dodgy characters taking advantage of honest people. It's time to change the scrap industry for the better, and you want to help Scrap Connection achieve that. If you're in the industry, you want to trade without risk.

Our team has years of experience dealing with the problems we are now building products to solve, and also with building technology platforms to solve problems in a traditional industry. We are trying to solve a big problem that could potentially create enormous value for a huge market. If we are successful, our investors could see returns of 10x – 50x in a few years.

What's new about what you're making? How is it different?

Put simply, we're a first mover. Services for scrap trading exist online, but none with the scope or approach we're aiming for. We see the potential to provide massive value through the reduction of risk, quality claims, contract cancellations, and workflow inefficiencies.

Much of the scrap business operates in a quite old-fashioned (low tech) way, but we believe the sheer value of our services gives a strong incentive for businesses to take advantage of the solutions we're creating.

How do you make money?

Through a low monthly membership fee currently. Our strategy in the short term is to keep the barrier to entry as low as possible in order to grow the membership base, thereby increasing the value of the network. In the near future, we will implement new features accessible on a pay-per-use basis. For example, we intend to earn money from company reports containing in-depth information on new and existing trading partners, which members would typically download before booking a new order or when doing market research. Other features will include the ability to book low cost shipping, and financial products such as escrow payments, foreign exchange, LC finance, and insurance.

How big can you be?

We aim to have $2 billion of the annual global scrap trade being reported on our platform by 2022. As we offer more and more pay-per-use services centered around trades, we calculate that our revenue as a percentage of transactions will reach 0.25% or $5 million per year. Using PE ratios for technology companies, the estimated value of our company at this level would be more than $100 million. But $2 billion of trade is less than 1% of the $250 billion scrap market. Upon reaching that milestone, we would pursue a 10% share of the market, and more. This would push the value of our company above the $1 billion mark.

I don't know anything about scrap. Can you explain it for me?

Sure thing. The waste management industry is one of the biggest industries that you never think about. Around US$250 billion of scrap is traded globally every year, including metals, paper, plastics, glass, rubber, etc. "Scrap" could actually a bad word for it, because it's not rubbish at all; for example 88% of all steel is recycled.

You've probably seen your local scrap yard stacked with old cars, but that's not the only place scrap comes from. Other sources include the demolition of buildings and equipment, off-cuts/waste from industrial processes, and municipal waste collection services.

Who buys the scrap? Well, depending on the material, the country, and what the market is doing, roughly two-thirds of scrap is bought & sold domestically. The remainder is shipped in containers or in bulk overseas. It's bought by industrial mills who melt the scrap down, remove any impurities, and shape it into new products to be sold.

What problems are you actually solving?

Despite being an old industry, there's a lot of room for incurring loss in the scrap industry. We estimate these losses cost companies over $200 million a year. Here are the main causes, which we're aiming to solve:

Material quality claims: Claims happen, and for good reason: sometimes the material the buyer receives just isn't what they thought they were buying. Maybe it's poorer quality than expected; maybe it's gone rusty over the journey because it was wet when it was loaded into the shipping container. It could be in different size pieces, and therefore requires further treatment before processing. There's a myriad of reasons (not all of them scrupulous), and a lot of them can be solved by better communication and documentation so expectations are managed.

Fraud:Sometimes, you need to buy from a new source. The source might seem legit, but when your shipment arrives, it might be full of very low quality material or perhaps include no material at all. We aim to drastically reduce the chance of that happening with our verification and business intelligence tools.

Contract cancellation:The price of scrap changes every day. Sometimes, it changes so much that the financial benefit of backing out of a deal appears to outweigh the cost of losing a trading partner and having them tell everyone they know not to do business with you. We plan to track deals as they happen so that we can reward honest players and flag dodgy dealers for everybody to see.

Material quality and claims:Recyclable raw materials are typically waste products that have been processed in order to remove impurities that can cause problems in the process of making new materials like steel, aluminium and plastics. These materials can be handled multiple times between the point of creation (demolition of a building, shredding of a car, trimming plastic parts, etc) and the point of use. At each stage, material quality can be improved or worsened, often unintentionally. At the end of the supply chain, the buyer of the material is stuck with it for better or for worse, because they already paid for it. When quality is less than expected, the buyer will file a claim for a partial refund. In the end, the buyer wants a fair settlement and the supplier wants to be sure the claim is genuine.

We aim to improve this claims process by first ensuring that both parties remain accountable for a fair resolution. We will provide inspection services and technology tools which reduce miscommunications regarding quality, while keeping all of the conversations, documentation and photos surrounding a transaction in one place for both parties to easily review. When a rapid solution cannot be found, we can forward the details about the entire transaction to an arbitration firm to help both parties reach a mediated settlement.

Fragmented services:There are a multitude of financial, transport, and documentation services needed when trading in scrap, especially internationally. Some of these are accessible online, but not efficiently. We see that bringing all the services together onto one platform can dramatically streamline workflows.

Isn't the scrap business a bit dodgy?

Our services are focussed on industrial-scale B2B trade. Shady characters stealing copper wiring in the dead of the night to sell to their local scrap yard certainly exist, but that's not who uses our services.

We connect scrap yards, waste companies, traders and brokers with industrial mills who buy the scrap to melt it down into new finished and semi-finished products, like steel. That said, there's still a lack of oversight and accountability in the industry, which leads to problems in itself, and which we aim to solve.

How do you acquire customers?

At the moment through word-of-mouth and campaigns on social media platforms that we focus towards industry groups. This has provided us with steady growth until now, but as we look to scale even more we'll be adding dedicated sales hustlers to our team in the near future.

What's your biggest risk? What keeps you up at night?

Honestly, it's how to convince everyone in the scrap industry that the minor short-term pain of slightly changing how they work is worth the major long-term financial gains delivered through vastly reducing their exposure to risk, quality claims and contract cancellations.

It's a good thing we're passionate and believe in our solutions!

Are you just in metals? What about other verticals?

Our experience is with the metals market, so we're starting with what we know. Once we're happy with the product, however, we see no reason why it can't be expanded to other recyclables and any other commodity traded in a spot market.We've already opened up our platform to plastic and e-scrap recyclers.

Essentially we see our product being useful to any company that trades in industrial raw materials.

Who are your competitors? How are you different?

There are a number of companies already offering company info and buy/sell listing services online, specific to the scrap industry. The problems in the industry aren't just solved by simply bringing everyone online, however; in fact they're probably compounded.

Our difference is our focus on verification, accountability, and hard data to give our customers real insight into which companies they should be dealing with.

How will you scale?

Our platform is designed to scale by its very nature. Our customers are incentivised to invite their contacts, because the more contacts a company has on Scrap Connection, the more value they receive. Therefore, our current users are our most important asset for scaling.

What is crowdfunding?

There are two types of crowdfunding: rewards-based crowdfunding and equity crowdfunding. We're using equity crowdfunding.

Rewards-based crowdfunding (like on Kickstarter and Indiegogo) is where you give a company money to produce a product you believe in, and in return the company might give you a reward, such as a copy of the product, or public recognition. But if the company goes on to make millions, you don't get any of the profits! This is why we're using equity crowdfunding; we want our investors to profit themselves.

Equity crowdfunding is the process where people (i.e. the 'crowd') invest in an early-stage, unlisted company (a company that is not listed on a stock market, like Scrap Connection) in exchange for shares in that company. A shareholder has partial ownership of a company and stands to profit should the company do well. Unlike traditional investing, each person can invest as little as $200.

Investing in a startup at an early stage can be extremely profitable. If you'd invested $500 in Google back in 1998, it'd be worth $10M today. A $500 investment in Tumblr when it first started would be worth $750K today. These are just a couple of examples of young companies that were acquired for hundreds of millions, even billions, of dollars, making their earliest investors fantastically rich.

However, examples like Google and Tumblr are extremely rare, and only 1 in 10 startups provide a significant return for their investors.

Out of every 10 startups:

3 startups fail, go bankrupt, or the business closes.3 startups are worse than average, aren't very profitable, and return less than the invested capital, but are still active.3 startups are a moderate success, are profitable, and return just the invested capital. They are not acquired yet and are still active.1 highly successful startup will pay the investor a multiple return on his investment. That startup has an IPO or is the target of a significant acquisition.

Here are some great resources to learn more:

Wefunder FAQ: "How do I earn a return?"

Video [3 mins]: "Why Invest Through Equity Crowdfunding?" (just ignore when she talks about 'Americans' - everyone can invest in Scrap Connection!)

A great in-depth equity crowdfunding video tutorial [25 mins]: "Crowdfund Investing 101"

Also, check out this interview on Mad Money [6 mins]: "Investing In Startups"

Why did you choose to use crowdfunding instead of traditional investment?

We believe we can change the industry by creating the most trustworthy trading network in the world. And we need the industry's support to make that happen. Through crowdfunding, we can now offer shares in Scrap Connection, allowing others to participate financially in our success.

By investing, industry professionals can both enact change in the industry, and make a profit.

Of 191 industry professionals we surveyed in July 2016, 51% said they'd be interested in investing in Scrap Connection, with amounts totalling over $240K. That belief in the demand for our product is hugely motivating, and it encouraged us to launch this crowdfunding campaign.

How do I invest?

For any questions you have about investing, please first read Wefunder's very comprehensive investor FAQ: https://wefunder.com/faq/investors. Otherwise, please ask us below and we'll be happy to answer!

Can I invest if I'm not in the U.S.?

Yes, absolutely!

Just be aware that you're subject to your own country's securities laws. Essentially, you can invest unless the law of your country prevents you from investing.

Also be aware that when you go to invest, the payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

How do I transfer money to WeFunder from outside the U.S.?

The payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

One great option for transferring your money to WeFunder is https://transferwise.com. They're much cheaper than most foreign exchange options because they use the actual exchange rate, and only make money off of their small fee. (No, we don't have any connection to them, we just think they're great. We love good tech!)

Should I/we invest as an individual or a company?

Either. We absolutely accept investments from companies. For companies who have lost money in the past due to fraud, contracts being backed out of, and/or bad material quality claims, investing is a great way to support us in building a solution to those problems (and hopefully make a return on investment, also). Individuals who believe in our vision can also invest separately to their company.

How much have you or your company lost due to cancelled contracts and fraud in the last 10 years? If you were to invest 5% of those losses in the solution, not only could you decrease losses in the future, but with a possible ROI of 10x – 50x, the losses could be recovered! Plus, you would have a say in our product development.

Financials

Scrap Connection / Tradefox has financial statements ending August 21 2019. Our cash in hand is $37,005, as of August 2019. Over the three months prior, revenues averaged $897/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month.

At a Glance

January 1 to December 31

$8,049 [50%]
Revenue

-$371,605
Net Loss

$11,436 [19%]
Short Term Debt

$234,162
Raised in 2019

$37,005
Cash on Hand
As of 08/23/19

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tradefox (Scrap Connection, Inc) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market.

We offer our customers unlimited access to company details on over 110,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

We aim to become the most trusted platform for services centered around the trade of recyclables.

Our goal is to have $100 billion of the annual global scrap trade reported on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we want combine to reduce massive financial risks and market inefficiencies.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Scrap Connection, Inc. was incorporated in the State of Delaware in July 2012.

Since then:

- First Pick of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)
- Secured an investment of $330,000 from angle investors.
- Closed a successful equity crowdfunding campaign on WeFunder.com.
- Signed a partnership agreement with a well known business credit reporting agency.
- Added 110,000 new company profiles
- Added more than 2,500 detailed Trade Reputation reports available for download.
- Recorded over 1 million shipments totaling more than $20 billion.
- Paid off our largest investor saving the company more than $100,000 in interest on convertible notes.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,049 compared to the year ended December 31, 2018, when the Company had revenues of $16,172. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
- *Assets.* As of December 31, 2019, the Company had total assets of $215,863, including $16,609 in cash. As of December 31, 2018, the Company had $479,804 in total assets, including $337,154 in cash.
- *Net Loss.* The Company has had net losses of $371,605 and net losses of $410,203 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $102,297 for the fiscal year ended December 31, 2019 and $272,713 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $427,800 in convertibles, $970,000 in SAFEs sold to investors via WeFunder and and additional $320,000 in SAFEs, $250,000 of which was used to execute an investor buy out which also saved the company more than $100,000 and cleared $330,000 of the convertible debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Scrap Connection, Inc. cash in hand is $37,005, as of August 2019. Over the last three months, revenues have averaged $897/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $29,103 per month. Our intent is to be profitable in 18 months.

A Brief History of Scrap Connection

Scrap Connection's original growth strategy was focused on earning revenue from a 0.5% - 1% transaction fee from deals completed via our marketplace. We tried several approaches to develop a scalable business model around transaction fees. In 2013-2014 we hired two in-house brokers based in the US and Europe. In 2015, we cut those salaries and tried a different approach by focusing on our in-house broker/partner in Pakistan. The results of the latter seemed at first very encouraging. Our total group revenue grew 128% to $48,215 during the year ended December 2015, up from $21,191 during the previous year. Sales and marketing expenses dropped from $53,013 to $9,009.

Although the results look good on the P&L statement, having in-house brokers was confusing to our members, who saw us as a brokerage house rather than a true platform. Since 1 deal in 5 results in some type of claim usually around material quality, our team was constantly pulled away from building a technology platform business to solve very complicated problems and mediate disputes. The process was damaging to our brand because usually one or both parties were dissatisfied with the experience and then saw Scrap Connection as the responsible party for solving the problems in their favor. Dissatisfied members would typically stop trading via the platform, much like they would normally cut off a broker involved in a unsatisfactory trade. In extreme cases, members blocked deals via the platform by asking people in their network to temporarily boycott Scrap Connection. Some of our members also expressed their reluctance to upload data about their previous trading history as part of our verification process because they saw us as a potential competitor.

In July 2016, we began to study SaaS (Software as a Service) business models to see how the main focus of our platform could be changed to business intelligence. We surveyed our customers and others in the industry and established resolutely that pivoting our business model would be the best strategy for reaching product/market fit. Switching to a SaaS business model not only solves all of the problems mentioned above, it also affords us a better positioning as a truly independent third party platform providing added-value services centered on global trade. SaaS companies also benefit from a stable income stream, which is preferable to a transaction-fee based revenue model.

After spending two months modifying our platform to fit our new vision, we launched our new membership plan on Oct 1st, which includes unlimited trading via the platform for $50 per month per user. All members who completed the process to become verified before Oct 1st were granted a free one-year subscription to Scrap Connection. The marketing of this special offer in late September resulted in 28 more companies completing the verification process, bringing the total to 202 verified companies or about 20% of the members on our platform. Verified companies are the core of our business model, and access to them is the value we are offering to a new subscribers going forward.

In late 2018 we entered into discussions with Dun & Bradstreet about a potential corporate partnership. We closed that deal in January 2019 and spent the next 4 months integrating their data into our system, expanding our product offering 150 fold. We have also registered over 1 million shipments in our database from our shipping and customs partners.

It is important to emphasize that although we have a 7 year operating history, the revenue and expenses we incurred in the past have very little to do with our business model going forward. Scrap Connection is a startup searching for a scalable business model. We have not reached growth stage as of yet.

We expect to continue to grow our business in terms of revenue, member companies and trades registered via the platform. The historical results or cash flows (as described below and in our financial statements) are not an indication of future growth due to our change in business model. We expect generally to grow rapidly in the coming years. Nonetheless, it may be years before investors see a return on their investment, if they do at all.

We have hired a full-time sales and marketing person and have begun driving sales of our product. Our goal is to first convert free users to paid users and then expand our marketing and sales efforts, leveraging the industry contacts provided to us by our corporate data partner. We expect an increase in monthly salaries of $10,000 - $12,000 per month from the hiring of a data scientist and a part-time growth hacker. Two existing team members will also be receiving a modest pay raise to bring salaries in line with the market.

Capital Resources.
We have financed our operations through private sales of common equity, issuances of convertible debt, SAFEs and other debt securities and internally generated positive cash flow.

We anticipate rapid growth in our monthly recurring revenue from subscription fees during the coming two years. We have a number of revenue generating features on the drawing board, and as those features go live, we anticipate corresponding jumps in our total revenue. If we reach the revenue and development goals we have set for the company, we anticipate reaching breakeven in 18 months. If needed, we may seek funding from additional institutional investors.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-4,617%	100%	-172%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.30	$2,683	8%
Revenue to Receivables:	**Debt Ratio:**	
~	47%	

Scrap Connection Inc - Reviewed Financial Statements.pdf

Scrap Connection Financial Statements- Reviewed.pdf

Risks

1 **The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:**

The Company's operations may be unprofitable, and may result in the total loss of investment.

2 The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

3 While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Yerbey	CEO of Scrap Connection @ Scrap Connection	2012
Ashwani Dutt	President @ Easy Travel India Pvt Ltd	2017

Officers

OFFICER	TITLE	JOINED
Chris Yerbey	CEO, Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Yerbey	731,000 common stock	82.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	SAFE
11/2017	$964,727	SAFE
03/2019	$14,162	Loan
11/2018	$100,000	SAFE
08/2019	$20,000	SAFE
06/2019	$200,000	SAFE
06/2016	$55,000	Convertible Note
09/2013	$330,000	Convertible Note
09/2012	$12,000	Convertible Note
02/2012	$20,000	Accelerator

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/24/2016	$55,000	9.0%		$2,668,000	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dam Design BV	03/27/2019	$14,162	$0	3.0%		Yes

Related Party Transactions

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest. As of August 2019, the outstanding balance is € 151,358.00 .

Use of Funds

$50,000	94% -- Funds will be used for paying critical business development costs 6% -- Wefunder intermediary fee
$100,000	94% -- Funds will be used for paying business development costs with a focus on rapidly increasing monthly recurring subscription revenue 6% -- Wefunder intermediary fee
$250,000	94% -- We plan to expand the business development focus by hiring new team members who will focus on revenue from subscriptions. Additional funds can be used for marketing and sales. We also plan to hire a data scientist to help us improve the quality of our product. 6% -- Wefunder intermediary fee
$500,000	94% -- We plan to further expand sales in 2020. We also plan focus on expanding or product offering into additional verticals such as industry raw materials and agricultural products based on the success and learnings from 2019. 6% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Aa	100,000	0	No
Preferred A	1,000,000	363,123	No
Common Stock	10,000,000	882,400	Yes

The Funding Portal

Scrap Connection / Tradefox is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/scrapconnectioninc/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.